Mail Stop 3561

August 14, 2006

Ms. Karen L. Wright
President, Chief Executive Officer, Chief Financial Officer
Nyer Medical Group, Inc.
1292 Hammond Street
Bangor, Maine 04401

       Re: **Nyer Medical Group, Inc.**
             Form 10-K for Fiscal Year Ended June 30, 2005
             Filed September 27, 2005
             Form 10-Q for Fiscal Quarter Ended September 30, 2005
             Filed November 14, 2005
             Form 10-Q for Fiscal Quarter Ended December 31, 2005
             Filed February 14, 2006
             Form 10-Q for Fiscal Quarter Ended March 31, 2006
             Filed May 15, 2006
             File No. 000-20175

Dear Ms. Wright:

      We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

<u>June 30, 2005 10-K</u>

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation.

Year ended June 30, 2005 Compared to June 30, 2004

Gross Profit Margins

1.   We noted from your disclosure that in 2004 the company recorded sales from a bulk inventory purchase at no cost and the cost of that inventory was allocated to inventory that was already sold. Please provide us with a narrative discussion explaining this transaction, and cite the specific authoritative literature you used to support your accounting treatment.

Financial Statements, page F-1

Note 2 - Summary of Significant Accounting Policies, page F-10

Revenue Recognition, F-12

2.   It appears from your disclosure that the company is changing the method of reporting revenues earned on FQHC contracts from a replenishment model to segregated inventory. Please provide a detailed discussion of when the company changed their method and whether this change represents a change in accounting principle. Please refer to the guidance in paragraphs 7-9 of APB 20.

September 30, 2005 10-Q

Note 2 - Stock Based Compensation, page 9

3.   We note your disclosure that SFAS 123(R) was adopted as of July 1, 2005. Please revise the financial statements to provide the disclosures required by paragraphs 64-65 and A240-A242 of SFAS 123(R).   Please refer to the guidance in Staff Accounting Bulletin Topic 14.H.

March 31, 2006 10-Q

Selected Notes to Consolidated Financial Statements

Note 1 - Accounting Policies, page 10

Revisions, page 10

4.   Please label the March 31, 2005 Statement of Cash Flows as "revised or restated" for the change in reporting discontinued operations. In addition, please revise your disclosure to discuss the intent to revise previously reported amounts in your next annual report and the quantitative effect of the revision on the three latest fiscal years. Please refer to the guidance provided in CPCAF Alert #98 issued on April 19, 2006.

Note 8 – Subsequent Event, page 15

5.   We note your disclosure regarding the acquisition of a pharmacy for $810,249. Please provide a detailed discussion of the specific terms of the agreement and the applicability of Rule 3-05 of Regulation S-X in providing the required information in the Form 8-K filed on April 26, 2006. Provide all supporting calculations.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Angela Halac, Staff Accountant at (202) 551-3398 or Carlton Tartar, Assistant Chief Accountant at (202) 551-3558 if you have any questions.

      Sincerely,

      Tia Jenkins
      Senior Assistant Chief Accountant
      Office of Emerging Growth
      Companies